UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of the 2016 Third Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the Third Quarter of 2016 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the Third Quarter of 2016 (Separate)

Summary of the 2016 Third Quarter Business Report

On November 14, 2016, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the third quarter of 2016 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance Co., Ltd., which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank Co., Ltd.

•	March 20, 2014

Added KB Capital Co., Ltd. as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. as a non-consolidated first-tier subsidiary.

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%.

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary.

•	June 21, 2016

Disposed of its second-tier subsidiary, LIG Investment & Securities, Co., Ltd.

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%.

•	September 9, 2016

Liquidated NPS-KBIC No. 1 Private Equity Fund

1.3.	Overview of the Business Group

(As of September 30, 2016)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Listed
	Hyundai Securities Co., Ltd.	KB Financial Group	Listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Investment & Securities Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank International Ltd.	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)

	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed (Overseas)
	PT. Kookmin Best Insurance Indonesia	KB Insurance	Not listed (Overseas)

	Hyundai Savings Bank Co., Ltd.	Hyundai Securities	Not listed
	Hyundai Asset Management Co., Ltd.	Hyundai Securities	Not listed
	Hyundai Securities America Inc.	Hyundai Securities	Not listed (Overseas)
	Hyundai Securities Asia Ltd.	Hyundai Securities	Not listed (Overseas)
	Hyundai-Tongyang Agrifood Private Equity Fund	Hyundai Securities	Not listed
	Keystone-Hyundai Securities No. 1 Private Equity Fund	Hyundai Securities	Not listed

	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed

	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed
	Korea GCC Global Cooperation PEF	KB Investment	Not listed

Note: On August 2, 2016, the Company entered into a stock swap agreement with Hyundai Securities to effect a comprehensive stock swap (the “Stock Swap”) pursuant to which Hyundai Securities would become a wholly-owned subsidiary of the Company. On October 4, 2016, the board of directors of the Company approved the Stock Swap. On the date of the Stock Swap on October 19, 2016, 166,516,250 common shares of Hyundai Securities were exchanged for 31,759,844 newly issued common shares of the Company, and Hyundai Securities became a wholly-owned subsidiary of the Company.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of September 30, 2016)		(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Capital Increase After the Reporting Period

(As of October 31, 2016)		(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
October 19, 2016	Common Stock	31,759,844	5,000	35,474	Stock Swap

Number of Shares

(As of September 30, 2016)	(Unit: shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A) (1)	386,351,693	386,351,693
Treasury Stock (B) (2)	13,806,975	13,806,975
Shares Outstanding (A-B)	372,544,718	372,544,718

(1)	On October 19, 2016, the Company issued 31,759,844 shares of common stock in connection with the Stock Swap, and the total number of shares issued by the Company increased to 418,111,537.
(2)	On August 2, 2016, the board of directors of the Company resolved to enter into a trust agreement to acquire treasury shares. For more information, please refer to the related reports on Form 6-K furnished to the Securities and Exchange Commission by the Company on August 2, 2016. As of November 10, 2016, the Company held an aggregate of 17,834,604 shares of common stock as treasury shares, which were acquired pursuant to the trust agreement and the company has not made any decision on the use of its treasury shares.

1.4.2.	Voting Rights

(As of September 30, 2016)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	—	—	—
Shares without voting rights	Common shares	13,806,975	Treasury shares
	—	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	372,544,718	—
	—	—	—

1.5.	Dividends

Items		January 1, 2016 to September 30, 2016	January 1, 2015 to December 31, 2015	January 1, 2014 to December 31, 2014
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income (Won in Millions)		1,689,813	1,698,318	1,400,722
Earnings per share (Won)		4,445	4,396	3,626
Total cash dividends (Won in Millions)		—	378,625	301,354
Total stock dividends (Won in Millions)		—	—	—
(Consolidated) Cash dividend payout ratio (%)		—	22.3	21.5
Cash dividend yield (%)	Common Shares	—	2.9	2.0
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	—	980	780
	—	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	—	—	—	—

2.	Business

2.1.	Results of Operations

	(Unit: in millions of Won)
	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015	For the year ended December 31, 2015	For the year ended December 31, 2014
Net interest income	4,651,686	4,637,046	6,203,199	6,415,775
Interest income	7,412,465	7,852,176	10,375,823	11,635,296
Interest expense	(2,760,779)	(3,215,130)	(4,172,624)	(5,219,521)
Net fee and commission income	1,108,040	1,173,539	1,534,983	1,382,729
Fee and commission income	2,256,596	2,231,848	2,971,095	2,666,185
Fee and commission expense	(1,148,556)	(1,058,309)	(1,436,112)	(1,283,456)
Net gains on financial assets/liabilities at fair value through profit or loss	117,890	277,627	359,727	439,198
Net other operating expenses	(237,515)	(544,396)	(715,960)	(1,040,909)
General and administrative expenses	(3,117,994)	(3,444,294)	(4,523,584)	(4,009,694)
Operating profit before provision for credit losses	2,522,107	2,099,522	2,858,365	3,187,099
Provision for credit losses	(507,727)	(624,397)	(1,037,231)	(1,227,976)
Net operating profit	2,014,380	1,475,125	1,821,134	1,959,123

* Note: Based on K-IFRS (on a consolidated basis).

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won, %)
		For the nine months ended September 30, 2016			For the year ended December 31, 2015			For the year ended December 31, 2014
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	204,514,772	1.38	61.82	193,725,814	1.69	62.62	186,833,286	2.20	63.76
	Certificate of deposit	3,536,632	1.68	1.07	3,645,078	1.92	1.18	1,689,157	2.71	0.58
	Borrowings	6,343,692	1.61	1.92	5,709,025	1.88	1.85	5,456,405	2.52	1.86
	Call money	1,112,169	1.42	0.34	2,009,387	1.66	0.65	3,177,907	2.36	1.08
	Debentures	29,321,892	2.57	8.86	27,365,637	2.78	8.85	24,966,578	3.80	8.52
	Other	5,777,385	1.58	1.75	4,763,806	2.03	1.53	3,298,600	2.80	1.13

Subtotal		250,606,542	1.53	75.76	237,218,747	1.83	76.68	225,421,933	2.40	76.93

Foreign currency	Deposits	8,480,317	0.53	2.56	6,183,499	0.52	2.00	5,087,884	0.52	1.74
	Borrowings	5,672,503	0.74	1.72	6,121,121	0.46	1.98	6,071,393	0.52	2.07
	Call money	1,205,315	0.67	0.36	1,007,103	0.28	0.33	985,695	0.30	0.34
	Debentures	4,243,210	2.55	1.28	3,520,324	3.00	1.14	3,082,838	2.74	1.05
	Other	176,455	1.27	0.05	163,462	1.31	0.05	212,797	1.14	0.07

Subtotal		19,777,800	1.04	5.97	16,995,509	1.01	5.50	15,440,607	0.96	5.27

Other	Total shareholders’ equity	29,437,736	—	8.90	28,252,594	—	9.13	26,872,801	—	9.17
	Allowances	755,901	—	0.23	787,604	—	0.25	765,895	—	0.26
	Other	30,220,935	—	9.14	26,126,546	—	8.44	24,543,634	—	8.37

Subtotal		60,414,572	—	18.27	55,166,744	—	17.82	52,182,330	—	17.80

Total		330,798,914	—	100.00	309,381,000	—	100.00	293,044,870	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

2.2.2.	Uses of Funds

								(Unit: in millions of Won, %)
		For the nine months ended September 30, 2016			For the year ended December 31, 2015			For the year ended December 31, 2014
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	5,736,797	1.63	1.73	7,197,739	1.83	2.33	6,534,133	2.56	2.23
	Securities	50,913,284	2.90	15.39	45,372,914	3.22	14.67	43,889,573	3.81	14.98
	Loans	221,803,185	3.15	67.05	207,499,414	3.48	67.07	195,609,187	4.16	66.75
	Guarantee payments under payment guarantee	31,203	1.06	0.01	32,644	1.19	0.01	51,156	0.76	0.02
	Call loan	447,814	1.43	0.14	314,179	1.79	0.10	642,821	2.35	0.22
	Private placement corporate bonds	717,467	3.30	0.22	830,676	3.81	0.27	692,993	4.83	0.24
	Credit cards	12,582,277	8.73	3.80	11,904,279	9.03	3.85	11,309,156	9.86	3.86
	Other	5,187,279	5.04	1.57	7,154,906	5.15	2.31	8,231,500	5.47	2.81
	Allowance	(2,158,701)	—	(0.65)	(2,316,563)	—	(0.75)	(2,844,954)	—	(0.97)

Subtotal		295,260,605	3.37	89.26	277,990,188	3.70	89.86	264,115,565	4.39	90.14

Foreign currency	Due from banks	2,327,082	0.78	0.70	1,782,048	1.12	0.58	1,277,335	1.81	0.43
	Securities	3,386,018	2.90	1.02	1,285,058	2.06	0.42	815,219	3.17	0.28
	Loans	8,105,171	1.74	2.46	9,009,829	1.52	2.91	8,347,507	1.81	2.85
	Call loan	2,486,588	0.58	0.75	1,435,461	0.33	0.46	1,869,308	0.81	0.64
	Bills bought	2,693,521	1.30	0.81	2,728,557	1.10	0.88	2,232,263	1.30	0.76
	Allowance	(353,912)	—	(0.11)	(234,422)	—	(0.08)	(197,375)	—	(0.07)
	Other	11,726	—	—	3,143	—	—	2,470	—	—

Subtotal		18,656,194	1.65	5.63	16,009,674	1.37	5.17	14,346,727	1.70	4.89

Other	Cash	1,725,357	—	0.52	1,715,237	—	0.55	1,659,230	—	0.57
	Fixed assets held for business	3,297,338	—	1.00	3,230,133	—	1.04	3,196,710	—	1.09
	Other	11,859,420	—	3.59	10,435,768	—	3.38	9,726,638	—	3.31

Subtotal		16,882,115	—	5.11	15,381,138	—	4.97	14,582,578	—	4.97

Total		330,798,914	—	100.00	309,381,000	—	100.00	293,044,870	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group	(Unit: in millions of Won, %)

	As of September 30, 2016(1)	As of December 31, 2015	As of December 31, 2014
Total Capital (A)	29,911,836	29,140,025	28,347,675
Risk-weighted assets (B)	196,171,893	188,212,825	182,485,957
BIS ratio (A/B)	15.25	15.48	15.53

* Note: Calculated in accordance with Basel III

(1)	Preliminary figures

Kookmin Bank	(Unit: in billions of Won, %)

	As of September 30, 2016	As of December 31, 2015	As of December 31, 2014
Total Capital (A)	24,427	23,686	23,422
Risk-weighted assets (B)	149,057	147,973	146,690
BIS ratio (A/B)	16.39	16.01	15.97

* Note: Calculated in accordance with Basel III

2.3.2.	Credit ratings

(As of September 30, 2016)

Date of Rating	Evaluated Securities	Credit Rating	Company (Rating Range)

3/14/2014	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/23/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/5/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

9/16/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

11/18/2015	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

11/25/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/11/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/30/2016	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

7/22/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

8/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.3.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 14, 2016	171
July 9, 2016	210

2.3.4.	Purchase of Land for New Headquarters

In March 2016, Kookmin Bank entered into a land purchase agreement to purchase a site of approximately 4,727 square meters located in Yeoido, Seoul for its new headquarters. Kookmin Bank plans to construct its new headquarters (floor space of approximately 56,000 square meters) by 2020. By centralizing its headquarters functions, Kookmin Bank seeks to reduce rental costs and other intangible losses while achieving synergy among business units located in close proximity.

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.1.1.	Consolidated Statements of Financial Position

	(Unit: in millions of Won)

	As of September 30, 2016	As of December 31, 2015	As of December 31, 2014
Cash and due from financial institutions	17,019,073	16,316,066	15,423,847
Financial assets at fair value through profit or loss	14,186,679	11,174,064	10,757,910
Derivative financial assets	2,754,738	2,278,112	1,968,190
Loans	257,531,389	245,005,370	231,449,653
Financial investments	41,619,829	39,136,759	34,960,620
Investments in associates	3,039,494	1,737,840	670,332
Property and equipment	3,336,212	3,287,383	3,082,985
Investment property	185,990	211,815	377,544
Intangible assets	480,911	466,828	488,922
Current income tax assets	15,328	18,525	306,313
Deferred income tax assets	5,206	8,373	15,562
Assets held for sale	47,035	48,628	70,357
Other assets	11,618,405	9,375,704	8,783,473

Total assets	351,840,289	329,065,467	308,355,708

Financial liabilities at fair value through profit or loss	3,770,266	2,974,604	1,818,968
Derivative financial liabilities	2,758,232	2,325,756	1,797,390
Deposits	234,559,449	224,268,185	211,549,121
Debts	16,481,231	16,240,743	15,864,500
Debentures	34,590,389	32,600,603	29,200,706
Provisions	531,234	607,860	614,347
Net defined benefit liabilities	216,846	73,197	75,684
Current income tax liabilities	320,652	30,920	231,907
Deferred income tax liabilities	192,723	179,243	93,211
Other liabilities	28,482,633	20,861,634	19,597,202

Total liabilities	321,903,655	300,162,745	280,843,036

Equity attributable to shareholders of the parent company	29,682,308	28,680,621	27,315,092
Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	15,854,790	15,854,510	15,854,510
Accumulated other comprehensive income	596,539	430,244	461,679
Retained earnings	11,775,297	10,464,109	9,067,145
Treasury shares	(476,076)	—	—
Non-controlling interests	254,326	222,101	197,580

Total equity	29,936,634	28,902,722	27,512,672

Total liabilities and equity	351,840,289	329,065,467	308,355,708

Number of consolidated companies	92	83	112

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015	For the year ended December 31, 2015	For the year ended December 31, 2014
Net interest income	4,651,686	4,637,046	6,203,199	6,415,775
Net fee and commission income	1,108,040	1,173,539	1,534,983	1,382,729
Net gains on financial assets/liabilities at fair value through profit or loss	117,890	277,627	359,727	439,198
Net other operating expenses	(237,515)	(544,396)	(715,960)	(1,040,909)
General and administrative expenses	(3,117,994)	(3,444,294)	(4,523,584)	(4,009,694)
Operating profit before provision for credit losses	2,522,107	2,099,522	2,858,365	3,187,099
Provision for credit losses	(507,727)	(624,397)	(1,037,231)	(1,227,976)
Net operating profit	2,014,380	1,475,125	1,821,134	1,959,123
Net non-operating profit (loss)	217,637	259,580	343,561	(57,698)
Profit before income tax	2,232,017	1,734,705	2,164,695	1,901,425
Income tax expense	(504,983)	(359,100)	(437,389)	(486,314)
Profit for the period	1,727,034	1,375,605	1,727,306	1,415,111
Other comprehensive income (loss) for the period, net of tax	166,455	8,164	(31,262)	123,863
Total comprehensive income for the period	1,893,489	1,383,769	1,696,044	1,538,974
Profit attributable to:	1,727,034	1,375,605	1,727,306	1,415,111
Shareholders of the parent company	1,689,813	1,351,193	1,698,318	1,400,722
Non-controlling interests	37,221	24,412	28,988	14,389
Total comprehensive income for the period attributable to:	1,893,489	1,383,769	1,696,044	1,538,974
Shareholders of the parent company	1,856,108	1,359,491	1,666,883	1,526,089
Non-controlling interests	37,381	24,278	29,161	12,885
Earnings per share
Basic earnings per share (Won)	4,445	3,497	4,396	3,626
Diluted earnings per share (Won)	4,425	3,483	4,376	3,611

3.2.	Separate Condensed Financial Information

3.2.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)

	As of September 30, 2016	As of December 31, 2015	As of December 31, 2014
Cash and due from financial institutions	350,681	324,947	30,739
Financial assets at fair value through profit or loss	201,038	99,118	—
Loans	36,525	—	10,000
Investments in subsidiaries	18,557,566	18,557,566	18,557,566
Investments in associates	2,232,915	883,065	—
Property and equipment	489	578	514
Intangible assets	8,215	8,428	8,684
Deferred income tax assets	3,309	4,515	4,089
Other assets	446,613	137,954	598,929

Total assets	21,837,351	20,016,171	19,210,521

Debts	—	—	—
Debentures	3,373,875	1,647,117	628,837
Net defined benefit liabilities	2,280	591	803
Current income tax liabilities	300,565	17,178	222,639
Other liabilities	161,759	123,281	71,568

Total liabilities	3,838,479	1,788,167	923,847

Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809	13,513,809
Accumulated other comprehensive loss	(5,058)	(4,979)	(4,238)
Retained earnings	3,034,439	2,787,416	2,845,345
Treasury Shares	(476,076)	—	—

Total equity	17,998,872	18,228,004	18,286,674

Total liabilities and equity	21,837,351	20,016,171	19,210,521

Evaluation method for investment securities in subsidiaries, affiliates and joint ventures	Cost-method	Cost-method	Cost-method

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015	For the year ended December 31, 2015	For the year ended December 31, 2014
Net interest expense	(38,282)	(17,044)	(25,744)	(16,758)
Net fee and commission expense	(4,851)	(4,291)	(8,228)	(6,658)
Net gains on financial assets at fair value through profit or loss	7,149	895	1,658	—
Net other operating income	694,908	315,527	315,527	493,782
General and administrative expenses	(31,810)	(28,757)	(39,916)	(36,342)
Operating profit before provision for credit losses	627,114	266,330	243,297	434,024
Provision for credit losses	—	—	—	—
Net operating profit	627,114	266,330	243,297	434,024
Net non-operating income (expense)	(234)	53	(62)	(473)
Profit before income tax	626,880	266,383	243,235	433,551
Income tax benefit (expense)	(1,232)	64	190	(600)
Profit for the period	625,648	266,447	243,425	432,951
Other comprehensive income (loss) for the period, net of tax	(79)	(57)	(741)	(1,523)
Total comprehensive income for the period	625,569	266,390	242,684	431,428
Earnings per share
Basic earnings per share (Won)	1,646	690	630	1,121
Diluted earnings per share (Won)	1,638	687	627	1,116

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in millions of Won, %)

Category	As of September 30, 2016	As of December 31, 2015	As of December 31, 2014
Current assets in Won (A)	96,928	325,124	30,767
Current liabilities in Won (B)	53,976	4,565	2,170
Current ratio (A/B)	179.58	7,122.10	1,417.54

Notes:

•	Based on K-IFRS (on a separate basis).

•	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Selected ratios

	(Unit: %)

Category	For the nine months ended September 30, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Net income as a percentage of average total assets (ROA)	0.67	0.54	0.47
Net income as a percentage of average shareholders’ equity (ROE)	7.73	6.06	5.26

Note: Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of September 30, 2016)

Company	Credit extended
(Unit: in billions of Won)
Samsung Electronics Co., Ltd.	1,130
Kia Motors Corporation	666
Samsung Display Co., Ltd.	641
Korea Securities Finance Corp.	636
Hyundai Steel Co., Ltd.	631
LG Electronics Inc.	619
Hyundai Heavy Industries Co., Ltd.	553
Samsung Heavy Industries Co., Ltd.	550
Hyundai Capital Services, Inc.	506
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	500
KT Corporation	428
CJ CheilJedang Corporation	416
Hyundai Motor Company	388
LG Chem, Ltd.	370
Hankook Tire Co., Ltd.	368
S-Oil Corporation	356
Korean Airlines Co., Ltd.	356
Hanwha Corporation.	352
Airport Railroad Co., Ltd.	347
Posco Daewoo Corporation	347

Total	10,160

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of September 30, 2016)

Group	Credit extended
(Unit: in billions of Won)
Hyundai Motor	3,770
Samsung	3,337
SK	1,706
LG	1,325
Hanwha	1,303
Lotte	1,136
Hyundai Heavy Industries	888
CJ	760
POSCO	757
LS	704

Total	15,686

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of September 30, 2016)

Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	38,683	34.81
Real estate	22,447	20.20
Retail and wholesale	15,519	13.97
Hotel, lodging and food service	7,078	6.37
Construction	3,862	3.48
Financial institutions	1,909	1.72
Other	21,617	19.45

Total	111,115	100.00

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of September 30, 2016)

	Industry	Total Credit	Allowance for Loan Losses
		(Unit: in billions of Won)
Borrower A	Construction	99.1	97.2
Borrower B	Construction	71.4	69.2
Borrower C	Manufacturing	60.5	4.2
Borrower D	Publishing, Media, Broadcasting and Information Service	55.3	48.9
Borrower E	Shipping	53.5	53.5
Borrower F	Manufacturing	52.3	51.9
Borrower G	Shipbuilding	51.4	40.6
Borrower H	Real estate and leasing	43.3	42.9
Borrower I	Construction	41.2	40.3
Borrower J	Construction	41.0	39.0
Borrower K	Shipping	23.8	23.5
Borrower L	Shipping	20.9	17.9
Borrower M	Shipping	20.4	17.4
Borrower N	Manufacturing	17.9	0.1
Borrower O	Arts, sports and recreation related services	16.5	16.5
Borrower P	Manufacturing	15.1	15.1
Borrower Q	Publishing, Media, Broadcasting and Information Service	14.7	12.8
Borrower R	Construction	14.6	13.3
Borrower S	Manufacturing	14.3	15.3
Borrower T	Manufacturing	14.2	1.1

Total		741.4	620.7

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)

January 1 to September 30, 2016	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	5,270
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	9,947
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	732	9,869

(1)	Excluding value-added taxes.

4.2. Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation(1)
				(in millions of Won)
January 1 to September 30, 2016	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2016 to April 30, 2017	459
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2015 to April 30, 2016	459
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2014 to April 30, 2015	487

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of September 30, 2016, our board of directors consisted of eight directors, comprising one executive director, one non-standing director and six non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Corporate Governance Committee; and

•	Audit Committee Member Nominating Committee.

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Total Amount Approved at the Meeting of Shareholders

(Unit: in millions of Won)

	Total number of persons(1)	Total amount approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	8(6)	2,500	—

(1)	Represent the total number of applicable persons as of September 30, 2016.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term incentive performance share grants.

5.3.2. Total Amount Paid as of September 30, 2016

(Unit: in millions of Won)

	Total number of persons(1)	Total payment (2)(4)(5)	Average payment per person(3)	Notes
Registered Directors (excluding non-executive directors)	2	461	230	—
Non-executive Directors (excluding audit committee members)	3	162	54	—
Audit committee members or internal auditor	3	182	55	—
Total	8	804	97	—

Note: On a separate basis.

(1)	Represents the total number of applicable persons as of September 30, 2016.
(2)	Represents the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2016 (includes the amount paid to Mr. Woon Youl Choi, a former non-executive director, who resigned on March 25, 2016).
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2016, divided by (ii) the number of applicable persons for the applicable reporting period.
(4)	Payment subject to the Company’s internal policies on compensation to directors.
(5)	If the amount paid by Kookmin Bank to our registered directors who held concurrent positions at Kookmin Bank is taken into account, the total amount paid (rounded to the nearest million) to our registered directors for the nine months ended September 30, 2016 is Won 853 million. Such amount includes performance based short-term incentive payments of Won 341 million (Won 182 million by KB Financial Group and Won 159 million by Kookmin Bank), which were based on performance in 2015 and paid in the first quarter of 2016. Such amount does not include Won 749 million that was recognized (Won 375 million by KB Financial Group and Won 373 million by Kookmin Bank) with respect to performance based stock grants for the nine months ended September 30, 2016.

Compensation exceeding Won 500 million – Individual Basis(1)

(Unit: in millions of Won)

Name	Position	Total Compensation	Additional Compensation
—	—	—	—

(1)	Not included in quarterly business reports.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of September 30, 2016 are as follows.

•	Kookmin Bank (100.00%)

•	KB Insurance Co., Ltd. (33.29%)

•	Hyundai Securities Co., Ltd. (29.62%)

•	KB Kookmin Card Co., Ltd. (100.00%)

•	KB Investment & Securities Co., Ltd. (100.00%)

•	KB Life Insurance Co., Ltd. (100.00%)

•	KB Asset Management Co., Ltd. (100.00%)

•	KB Capital Co., Ltd. (52.02%)

•	KB Savings Bank Co., Ltd. (100.00%)

•	KB Real Estate Trust Co., Ltd. (100.00%)

•	KB Investment Co., Ltd. (100.00%)

•	KB Credit Information Co., Ltd. (100.00%)

•	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of September 30, 2016, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of KB Financial Group’s common stock he owned as of September 30, 2016 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	10,000	November 20, 2017

6.2.	Non-standing Directors

As of September 30, 2016, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of KB Financial Group’s common stock he owned as of September 30, 2016 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Hong Lee	April 1958	Non-standing Director	459	March 26, 2017

6.3.	Non-executive Directors

Our non-executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of September 30, 2016 are as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Young Hwi Choi	October 1945	Non-executive Director	—	March 24, 2017
Suk Ryul Yoo	April 1950	Non-executive Director	—	March 24, 2017
Michael Byungnam Lee	September 1954	Non-executive Director	1,020	March 24, 2017
Jae Ha Park	November 1957	Non-executive Director	—	March 24, 2017
Eunice Kyonghee Kim	March 1959	Non-executive Director	—	March 24, 2017
Jongsoo Han	October 1960	Non-executive Director	—	March 24, 2017

6.4.	Senior Management

In addition to our executive director who is also our executive officer, we currently have the following twelve executive officers as of September 30, 2016.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Ok Chan Kim	July 1956	President & Chief Operating Officer	4,674	November 20, 2017
Ki Heon Kim	October 1955	Deputy President; IT Planning Department	—	December 31, 2016
Jungsoo Huh	August 1960	Senior Managing Director; Financial Planning Department, Insurance Unit, Securities Unit and Investor Relations Department	579	December 31, 2016
Dong Cheol Lee	October 1961	Senior Managing Director; Strategic Planning Department and Synergy Management Department	—	December 31, 2016
Young-Tae Park	December 1961	Senior Managing Director; Information Security Department and Data Analytics Department	450	December 31, 2016
Jae Hong Park	April 1967	Senior Managing Director; Global Business Department	—	December 31, 2016
Kyung Yup Cho	September 1961	Senior Managing Director; KB Research	800	December 31, 2016
Ki Hwan Kim	March 1963	Managing Director; Risk Management Department and Model Validation Unit	321	December 31, 2016
Hong Seob Shin	September 1962	Managing Director; Public Relations Department and Design Unit	580	December 31, 2016
Pil Kyu Im	March 1964	Managing Director and Chief Compliance Officer	445	January 10, 2018
Young Hyuk Jo	April 1963	Managing Director and enforcement officer of the Internal Audit; Audit Department	1	December 31, 2017
Dae Myeong Kang	September 1963	Managing Director; Future Finance Department	455	December 31, 2016

(1)	After the reporting period, Mr. Ki Hwan Kim was appointed as Chief Risk Officer (by a board resolution on October 20, 2016) pursuant to the Act on Corporate Governance of Financial Companies, and the end of the term was changed to December 31, 2017.

As of September 30, 2016, following management also serves as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment date
Jong Kyoo Yoon	Kookmin Bank	President and Chief Executive Officer	November 2014
Ki Heon Kim	Kookmin Bank	Senior Executive Vice President; Head of IT Group	January 2015
Jae Hong Park	Kookmin Bank	Senior Managing Director; Head of Global Business	January 2016
Ki Hwan Kim	Kookmin Bank	Managing Director; Head of Risk Management Group	January 2016
Hong Seob Shin	Kookmin Bank	Managing Director; Head of Consumer Brand Strategy Group	January 2016
Dae Myeong Kang	Kookmin Bank	Managing Director; Acting Head of Future Channel Group	January 2016
Dong Cheol Lee	Kookmin Card	Non-standing Director	January 2016
Hong Lee	Kookmin Bank	Senior Executive Vice President, Head of Strategy & Finance Planning Group	January 2016
Jungsoo Huh	KB Insurance	Non-standing Director	March 2016
Young-Tae Park	KB Capital	Non-standing Director	March 2016

6.5.	Employees

The following table shows the breakdown of our employees as of September 30, 2016.

(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Amount of Annual Salary	Average Annual Wage per Person (1)
Total	159	33 months	13,914	88

(1)	Represents (i) the total amount of annual salary paid as of September 30, 2016 divided by (ii) the total number of employees as of September 30, 2016.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of September 30, 2016.

(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	36,826,207	9.53
JP Morgan Chase Bank, N.A.(2)	29,898,274	7.74

(1)	Calculated based on 386,351,693 shares of our common stock issued and outstanding as of August 12, 2016.
(2)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.

7.2.	Changes in the Largest Shareholder

(As of September 30, 2016)			(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares
Korean National Pension Service	September 30, 2008	17,910,781	5.03
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	October 31, 2008	21,675,810	6.08
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	December 31, 2009	20,046,217	5.19
ING Bank N.V.	January 22, 2010	19,401,044	5.02
Korean National Pension Service	July 8, 2011	23,650,699	6.12
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42
Korean National Pension Service	December 31, 2015	35,534,667	9.20
Korean National Pension Service	August 12, 2016	36,826,207	9.53

Note: Following the Stock Swap on October 19, 2016, the percentage of the Company’s shares owned by the Korean National Pension Service increased to 9.72% (40,655,531 shares) which was calculated by adding the number of shares of the Company owned by the Korean National Pension Service before the Stock Swap (36,826,207 shares as of August 12, 2016) and the number of shares of the Company allotted to the Korean National Pension Service pursuant to the Stock Swap (calculated by multiplying the swap ratio to 20,077,073 shares of Hyundai Securities owned by the Korean National Pension Service before the Stock Swap).

7.3.	Employee Stock Ownership Association

(As of September 30, 2016)		(Unit: shares)

Company Name	Number of shares	Type of shares
KB Financial Group Inc.	13,781	Common Stock
Kookmin Bank	1,972,950	Common Stock
KB Insurance Co., Ltd.	—	—
Hyundai Securities Co., Ltd.	—	—
KB Kookmin Card Co., Ltd.	97,233	Common Stock
KB Investment & Securities Co., Ltd.	11,885	Common Stock
KB Life Insurance Co., Ltd.	10,912	Common Stock
KB Asset Management Co., Ltd.	4,614	Common Stock
KB Capital Co., Ltd.	—	—
KB Savings Bank Co., Ltd.	450	Common Stock
KB Real Estate Trust Co., Ltd.	7,034	Common Stock
KB Investment Co., Ltd.	1,318	Common Stock
KB Credit Information Co., Ltd.	5,867	Common Stock
KB Data Systems Co., Ltd.	8,955	Common Stock

Total	2,134,999	Common Stock

7.4.	Investments in Certain Affiliated Companies

(As of September 30, 2016)				(Units: shares, millions of Won, %)

Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income (loss) for the latest fiscal year(1)
	Number of shares	Shareholding percentage	Book value
Kookmin Bank	404,379,116	100	14,821,721	285,528,371	1,055,656

KB Insurance Co., Ltd. (2)	19,972,759	33.29	883,065	26,503,642	173,736

Hyundai Securities Co., Ltd. (3)	70,096,280	29.62	1,349,850	21,297,709	220,492
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	16,123,021	354,614
KB Investment & Securities Co., Ltd.	31,588,314	100	507,212	6,034,407	47,097
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	8,515,984	12,499
KB Asset Management Co., Ltd.	7,667,550	100	96,312	223,470	24,581

KB Capital Co., Ltd.	11,180,630	52.02	279,870	5,587,682	63,087

KB Savings Bank Co., Ltd.	8,001,912	100	157,544	856,516	20,644
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	223,821	20,289

KB Investment Co., Ltd.	8,951,797	100	104,910	143,259	4,939
KB Credit Information Co., Ltd.	1,252,400	100	23,621	28,533	(578)
KB Data Systems Co., Ltd.	800,000	100	6,334	28,388	(140)

Total	—	—	20,790,481	371,094,803	1,996,916

(1)	Based on K-IFRS (on a separate basis)
(2)	KB Insurance was added as a non-consolidated first-tier subsidiary on June 24, 2015.
(3)	Hyundai Securities was added as a non-consolidated first-tier subsidiary on May 31, 2016.

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Capital Co., Ltd.

	(Unit: billions of Won)

Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.011%	March 27, 2045 (may be extended)	Working capital

	(Unit: billions of Won)

Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

	(Unit: billions of Won)

Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 323 Private Placement of Capital Securities in Won	50	March 29, 2016	4.396%	March 29, 2046 (may be extended)	Working capital

	(Unit: billions of Won)

Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	4.064%	June 28, 2046 (may be extended)	Working capital

7.5.2. Prepayments and Loans to Subsidiaries

	(Unit: billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity

KB Investment Co., Ltd.	Subsidiary	Loans	20	0	CD 3M + 94 bps	Repaid on February 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 14, 2016	By: /s/ Jungsoo Huh

(Signature)

	Name:	Jungsoo Huh
	Title:	Senior Managing Director